UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Portola Pharmaceuticals, Inc.

(Name of Subject Company)

Portola Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

737010108

(CUSIP Number of Class of Securities)

John B. Moriarty, Jr.

Executive Vice President, General Counsel and Secretary

Portola Pharmaceuticals, Inc.

270 E. Grand Avenue

South San Francisco, California 94080

(650) 246-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jamie Leigh, Esq.

Kenneth Guernsey, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Portola Pharmaceuticals, Inc., a Delaware corporation (“Portola”), with the Securities and Exchange Commission on May 27, 2020, relating to the tender offer (the “Offer”) by Odyssey Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to purchase all of the issued and outstanding shares of Portola’s common stock, par value $0.001 per share (each such share, a “Share”), at an offer price per Share of $18.00, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2020, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By deleting the third sentence of the paragraph under the section captioned “Competition Laws in Austria” on page 44 and replacing it with the following sentence:

“Alexion submitted the notification filing to the Austrian Federal Competition Agency on May 14, 2020 and the waiting period applicable to the Offer expired in the ordinary course on June 12, 2020.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTOLA PHARMACEUTICALS, INC.

Dated: June 15, 2020	By:	/s/ John B. Moriarty, Jr.
		Name:	John B. Moriarty, Jr.
		Title:	Executive Vice President, General Counsel and Secretary